FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 11, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                  Form 40-F
                         ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No  X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
----

1.    AerCo Limited Monthly Report to Noteholders for April 2003.

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 11, 2003


                                                AERCO LIMITED
                                                  (Registrant)


                                                By: /s/ John Mc Mahon
                                                   -----------------------
                                                   Name:  John McMahon
                                                   Title: Attorney-in-Fact

                                                                          Item 1




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dolars unless otherwise stated


Month                                                 April-03
Payment Date                                          15th of each month
Convention                                            Modified Following Business Day
Current Payment Date                                  15-Apr-03
Current Calculation Date                              9-Apr-03
Previous Payment Date                                 17-Mar-03
Previous Calculation Date                             11-Mar-03
----------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

----------------------------------------------------------------------------------------------------------------------------------
                                                                Prior           Deposits       Withdrawals         Balance on
                                                               Balance                                          Calculation Date
                                                              11-Mar-03                                             9-Apr-03
----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                2,658,205.54    2,345,073.62    (1,913,474.29)        3,089,804.87
Collection Account                                            93,912,416.38   11,079,223.14   (12,897,014.38)       92,094,625.14
Aircraft Purchase Account                                                 -               -                -                    -

 - Liquidity Reserve cash balance                             81,015,402.00      100,000.00       (80,000.00)       81,035,402.00
----------------------------------------------------------------------------------------------------------------------------------
Total                                                         96,570,621.92   13,424,296.76   (14,810,488.67)       95,184,430.01
----------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                    -
Interest Income                                                                                                                 -
Aircraft Purchase Payments                                                                                                      -
Economic Swap Payments                                                                                                          -
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                             -
----------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                         2,658,205.54
Transfer from Collection Account on previous Payment Date                                                            2,341,794.46
Permitted Aircraft Accrual                                                                                                      -
Interim Transfer from Collection Account                                                                                        -
Interest Income                                                                                                          3,279.16
Balance on current Calculation Date
 - Payments on previous payment date                                                                                  (576,641.33)
 - Interim payments
 - Other                                                                                                            (1,336,832.96)
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                  3,089,804.87
----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        93,912,416.38
Collections during period                                                                                           11,079,223.14
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                          (2,341,794.46)
 - Permitted Aircraft Modifications                                                                                             -
Interim Transfer to Expense Account                                                                                             -
Net Swap payments on previous Payment Date                                                                          (3,289,558.89)
Aggregate Note Payments on previous Payment Date                                                                    (7,265,661.03)
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                 92,094,625.14
----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                    30,000,000.00
Second Collection Account Reserve                                                                                   35,000,000.00
Cash Held
 - Security Deposits                                                                                                16,035,402.00
                                                                                                             ---------------------
 Liquidity Reserve Amount                                                                                           81,035,402.00
                                                                                                             ---------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

----------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dolars unless otherwise stated


Current Payment Date                                           15-Apr-03
Current Calculation Date                                       9-Apr-03
Previous Payment Date                                          17-Mar-03
Previous Calculation Date                                      11-Mar-03
------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                           95,184,430.01
Liquidity Reserve Amount                                                                           (81,035,402.00)
                                                                                             ---------------------
Available Collections                                                                               14,149,028.01
                                                                                             =====================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                  Total Required Expense Amount                                                   5,000,000.00
(II) a)              Class A Interest but excluding Step-up                                          1,125,103.98
     b)              Swap Payments other than subordinated swap payments                             3,531,473.79
(iii)                First Collection Account top-up (Minimum liquidity reserve $30 m)              30,000,000.00
(iv)                 Class A Minimum principal payment                                                          -
(v)                  Class B Interest                                                                  220,850.28
(vi)                 Class B Minimum principal payment                                                  31,819.97
(vii)                Class C Interest                                                                  371,713.48
(viii)               Class C Minimum principal payment                                                          -
(ix)                 Class D Interest                                                                  708,333.33
(x)                  Class D Minimum principal payment                                                          -
(xi)                 Second collection account top-up                                               51,035,402.00
(xii)                Class A Scheduled principal                                                     4,871,058.11
(xiii)               Class B Scheduled principal                                                                -
(xiv)                Class C Scheduled principal                                                                -
(xv)                 Class D Scheduled principal                                                                -
(xvi)                Permitted accruals for Modifications                                                       -
(xvii)               Step-up interest                                                                           -
(xviii)              Class A Supplemental principal                                                             -
(xix)                Class E Primary Interest                                                                   -
(xx)                 Class B Supplemental principal                                                             -
(xxi)                Class A Outstanding Principal                                                              -
(xxii)               Class B Outstanding Principal                                                              -
(xxiii)              Class C Outstanding Principal                                                              -
(xxiv)               Class D Outstanding Principal                                                              -
(xxv)                Subordinated Swap payments                                                                 -
                                                                                             ---------------------
                     Total Payments with respect to Payment Date                                    96,895,754.93
                     less collection Account Top Ups (iii) (b) and (xi) (b) above                   81,035,402.00
                                                                                             ---------------------
                                                                                                    15,860,352.93
                                                                                             =====================
                                                                                                    (1,711,324.92)
------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dolars unless otherwise stated


Current Payment Date                                   15-Apr-03
Current Calculation Date                               9-Apr-03
Previous Payment Date                                  17-Mar-03
Previous Calculation Date                              11-Mar-03
---------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------------------------
                                                  Subclass         Subclass       Subclass            Total
Floating Rate Notes                                 A-2              A-3            A-4              Class A
---------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                   1.28000%         1.28000%         1.28000%
Applicable Margin                                   0.3200%          0.4600%          0.5200%
Applicable Interest Rate                           1.60000%         1.74000%         1.80000%
Day Count                                           Act/360          Act/360          Act/360
Actual Number of Days                                    29               29               29
Interest Amount Payable                          145,695.36       764,867.26       214,541.36     1,125,103.98
Step-up Interest Amount Payable                 NA                220,158.69    NA                  220,158.69
---------------------------------------------------------------------------------------------------------------
Total Interest Paid                              145,695.36       764,867.26       214,541.36     1,125,103.98
---------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                       15-Dec-05        15-Jun-02        15-May-11
Excess Amortisation Date                          17-Aug-98        15-Feb-06        15-Aug-00
---------------------------------------------------------------------------------------------------------------
Original Balance                             290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding Principal Balance        113,039,500.96   545,684,134.79   147,959,557.46   806,683,193.21
---------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                50.70%          100.00%           76.98%
Pool Factors                                         37.70%          100.00%           66.87%
---------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                 -                -                -                -
Scheduled Principal Payment                    4,871,058.11                -                -     4,871,058.11
Supplemental Principal Payment                            -                -                -                -
---------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount            4,871,058.11                -                -     4,871,058.11
---------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                              -
- amount allocable to premium
---------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance        108,168,442.85   545,684,134.79   147,959,557.46   801,812,135.10
---------------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

--------------------------------------------------------------------------------------------------
                                                       Subclass        Subclass          Total
Floating Rate Notes                                       B-1            B-2            Class B
--------------------------------------------------------------------------------------------------
Applicable LIBOR                                        1.28000%        1.28000%
Applicable Margin                                        0.6000%         1.0500%
Applicable Interest Rate                                1.88000%        2.33000%
Day Count                                                Act/360         Act/360
Actual Number of Days                                         29              29
Interest Amount Payable                                94,894.94      125,955.34       220,850.28
Step-up Interest Amount Payable                       NA             NA
--------------------------------------------------------------------------------------------------
Total Interest Paid                                    94,894.94      125,955.34       220,850.28
--------------------------------------------------------------------------------------------------

Expected Final Payment Date                            15-Jul-13       15-Jun-08
Excess Amortisation Date                               17-Aug-98       15-Aug-00
--------------------------------------------------------------------------------------------------
Original Balance                                   85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance              62,659,902.15   67,106,586.66   129,766,488.81
--------------------------------------------------------------------------------------------------
Extended Pool Factors                                     80.67%          98.53%
Pool Factors                                              73.73%          96.57%
--------------------------------------------------------------------------------------------------
Minimum Principal Payment                              15,364.80       16,455.17        31,819.97
Scheduled Principal Payment                                    -               -                -
Supplemental Principal Payment                                 -               -                -
--------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                    15,364.80       16,455.17        31,819.97
--------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
--------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance              62,644,537.35   67,090,131.49   129,734,668.85
--------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

--------------------------------------------------------------------------------------------------
                                                       Subclass        Subclass          Total
Floating Rate Notes                                       C-1             C-2           Class C
--------------------------------------------------------------------------------------------------
Applicable LIBOR                                        1.28000%        1.28000%
Applicable Margin                                        1.3500%         2.0500%
Applicable Interest Rate                                2.63000%        3.33000%
Day Count                                                Act/360         Act/360
Actual Number of Days                                         29              29
Interest Amount Payable                               167,871.77      203,841.70       371,713.48
Step-up Interest Amount Payable                       NA              NA
--------------------------------------------------------------------------------------------------
Total Interest Paid                                   167,871.77      203,841.70       371,713.48
--------------------------------------------------------------------------------------------------

Expected Final Payment Date                            15-Jul-13       15-Jun-08
Excess Amortisation Date                               17-Aug-98       15-Aug-00
--------------------------------------------------------------------------------------------------
Original Balance                                   85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance              79,236,710.01   75,989,451.34   155,226,161.35
--------------------------------------------------------------------------------------------------
Extended Pool Factors                                     97.94%          97.65%
Pool Factors                                              92.81%          94.53%
--------------------------------------------------------------------------------------------------
Minimum Principal Payment                                      -               -                -
Scheduled Principal Payment                                    -               -                -
Supplemental Principal Payment                                 -               -                -
--------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                            -               -                -
--------------------------------------------------------------------------------------------------
Redemption Amount                                              -               -
- amount allocable to principal                                -               -
- amount allocable to premium                                  -               -
--------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance              79,236,710.01   75,989,451.34   155,226,161.35
--------------------------------------------------------------------------------------------------

------------------------------------------------------------

Fixed Rate Notes                                D-2

------------------------------------------------------------
Applicable Interest Rate                           8.50000%
Day count                                          30 / 360
Number of Days                                           30
Interest Amount Payable                          708,333.33
------------------------------------------------------------
Total Interest Paid                              708,333.33
------------------------------------------------------------
Expected Final Payment Date                       15-Mar-14
Excess Amortisation Date                          15-Jul-10
------------------------------------------------------------
Original Balance                             100,000,000.00
Opening Outstanding Principal Balance        100,000,000.00
------------------------------------------------------------
Extended Pool Factors                               100.00%
Expected Pool Factors                               100.00%
------------------------------------------------------------
Extended Amount                                           -
Expected Pool Factor Amount                               -
Surplus Amortisation
------------------------------------------------------------
Total Principal Distribution Amount                       -
------------------------------------------------------------
Redemption Amount                                         -
- amount allocable to principal                           -
                                          ------------------
- amount allocable to premium                             -
------------------------------------------------------------
Closing Outstanding Principal Balance        100,000,000.00
------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dolars unless otherwise stated


Current Payment Date                                        15-Apr-03
Current Calculation Date                                     9-Apr-03
Previous Payment Date                                       17-Mar-03
Previous Calculation Date                                   11-Mar-03
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            16-Apr-03
End of Interest Accrual Period                              15-May-03
Reference Date                                               9-May-03

------------------------------------------------------------------------------------------------------------------------------------
                                                   A-2          A-3           A-4         B-1         B-2        C-1           C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                 1.31000%     1.31000%     1.31000%    1.31000%    1.31000%    1.31000%    1.31000%
Applicable Margin                                 0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                          1.6300%      1.7700%      1.8300%     1.9100%     2.3600%     2.6600%     3.3600%
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------
Fixed Rate Notes                                  D-1
----------------------------------------------------------
Actual Pool Factor                                100.00%
----------------------------------------------------------
------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding
Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                           A-2          A-3           A-4         B-1         B-2        C-1           C-2
------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance          113,039.50   545,684.13   147,959.56   62,659.90   67,106.59   79,236.71   75,989.45
Total Principal Payments                         4,871.06            -            -       15.36       16.46           -           -
Closing Outstanding Principal Balance          108,168.44   545,684.13   147,959.56   62,644.54   67,090.13   79,236.71   75,989.45

Total Interest                                     145.70       764.87       214.54       94.89      125.96      167.87      203.84
Total Premium                                     0.0000%      0.5000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------
(b) Fixed Rate Notes                              D-2
----------------------------------------------------------
Opening Outstanding Principal Balance          100,000.00
Total Principal Payments                                -
Closing Outstanding Principal Balance          100,000.00

Total Interest                                     708.33
Total Premium                                           -
----------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         Item 24


                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  -----------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  -----------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  -----------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  -----------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  -----------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ---------------------